UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

SecureAlert, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

81373R109
(CUSIP Number)

RENÉ KLINKHAMMER
c/o Sapinda Deutschland GmbH
Friedrichstr. 95
10117 Berlin, Germany
49-30-2061-870
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81373R109

1	NAME OF REPORTING PERSON RENÉ KLINKHAMMER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,648,273 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,648,273 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,648,273 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

* Includes 1,530,000 Shares issuable upon conversion of 255 shares of Series D Convertible Preferred Stock and 200,000 Shares issuable upon exercise of stock purchase warrants.

CUSIP NO. 81373R109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 28, 2013, the Issuer held its 2013 Annual Meeting of Shareholders (the “Annual Meeting”). Following the conclusion of the Annual Meeting, the Proxies received by the Reporting Person expired pursuant to their terms.  Accordingly, the Reporting Person no longer has the discretion to vote the Proxy Shares.  Mr. Klinkhammer expressly disaffirms the existence of a group with regard to the Proxy Shares (or any securities of the Issuer convertible into or exercisable for Shares) and disclaims beneficial ownership of any securities owned by holders of the Proxy Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5(e) is hereby amended and restated to read as follows:

(e)           Effective with the conclusion of the Annual Meeting, the Reporting Person ceased to be the beneficial owner of more than 5% of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As described in greater detail in Item 4, following the conclusion of the Annual Meeting the Proxies received by the Reporting Person expired pursuant to their terms.  Accordingly, the Reporting Person no longer has the discretion to vote the Proxy Shares.

CUSIP NO. 81373R109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2013	/s/ René Klinkhammer
RENÉ KLINKHAMMER